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Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                              September 18, 2006

VIA EDGAR TRANSMISSION
______________________

Susan Nash, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Registration Statements on Form N-6 for Metropolitan Life
    Separate Account UL (File No. 333-131664) and MetLife Investors USA Variable Life Account A (File No. 333-131665)
    ___________________________________________________________

Dear Ms. Nash:

On behalf of Metropolitan Life Insurance Company ("MetLife") and MetLife Investors USA Insurance Company ("MLI") (together, the "Companies") and in response to your recent questions, we have provided an overview of the Advantage Equity Options riders under review by your office in the above captioned Registration Statements on Form N-6. As you know, the Advantage Equity Options are optional benefits provided by policy rider, which can be elected by an owner of a specific fixed benefit insurance policy issued by either of the Companies. As requested, we have attempted to provide additional information in this letter regarding background on the existing Equity Options riders and development of the Advantage Equity Options (along with the business reasons for offering a variable rider in connection with a fixed policy), the operation of these riders vis-a-vis the base policy, and the marketing plan for Advantage Equity Options (including an explanation of why an investor purchasing a fixed policy might elect to purchase Advantage Equity Options).

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Susan Nash, Esq.
September 18, 2006
Page 2 of 5

BACKGROUND ON EXISTING EQUITY OPTIONS

MetLife currently issues a fixed benefit, traditional whole life insurance policy, known as L-98, which offers a number of policy riders that can be added to the policy to provide additional insurance coverage and other benefits. When this product was being developed in 1997-98, MetLife sought to distinguish the product from those of its competitors by designing unique rider benefits that were not offered by those competitors' products. To this end, MetLife developed two riders providing additional life insurance coverage, but whose cash value is invested in one or two variable investment options selected by the policy owner, rather than in MetLife's general account (known collectively as the Equity Options). The SEC Staff granted effectiveness of the Equity Options registration statement on May 1, 1998 (File No. 333-40161). In 2003, when the registration statement was converted to Form N-6, the SEC Staff also reviewed and provided comments on the Equity Options prospectus. MetLife has continuously offered Equity Options for sale since 1998.

The Equity Options riders were designed for those policy owners who are primarily interested in the guarantees provided by a fixed benefit policy, but who desire some limited exposure to the equity markets. One of the Equity Options riders (Equity Additions) is purchased exclusively with policy dividends--a reflection of the ancillary role that that rider's cash value and corresponding death benefit play vis-a-vis the cash value and the death benefit of the underlying fixed benefit policy. And, although the second Equity Options rider (Equity Enricher) is funded with the amount of rider premiums the policy owner chooses, it was never envisioned, nor has it been the case, that the rider's cash value and death benefit would amount to more than a fraction of the total cash value and death benefit provided under the base policy. In fact, the Company's experience has borne this out; based on a recent analysis, only 2.04% of the current owners of the L-98 product have purchased the Equity Enricher rider. As of June 30, 2006, the total cash value of all outstanding Equity Enricher riders was $6,380,791, which represents only 0.30% of the total cash value of all outstanding L-98 polices, including policy riders.

DEVELOPMENT OF ADVANTAGE EQUITY OPTIONS

In 2005, MetLife began developing a new traditional whole life product to replace the L-98 product. In order to make the new product as competitive and versatile as possible, the Company's Product Management Department determined that the new product should offer an even greater array of additional benefits by rider, including redesigned versions of the Equity Options riders. As redesigned, each Advantage Equity Option would offer five underlying investment options, all of which are index portfolios. In addition, a fixed account option would be added. MetLife could have filed a post-effective amendment under Rule 485(a) for the redesigned Equity Options, but in light of the uncertainty surrounding the timing of state approvals of the underlying policy and the Advantage Equity Options riders, it chose instead to file an initial registration statement. On February 8, 2006, MetLife and its affiliate MLI each

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Susan Nash, Esq.
September 18, 2006
Page 3 of 5

filed an initial registration statement with the Commission to register the Advantage Equity Options. (The new whole life product and the Advantage Equity Options will be issued by MetLife in New York and by MLI in all other states and the District of Columbia.)

OPERATION OF ADVANTAGE EQUITY OPTIONS

The Advantage Equity Options are optional benefits provided by policy rider to the underlying fixed benefit insurance policy. The fixed benefit insurance policy is a separate stand-alone traditional whole life insurance policy and no part of its cash value or death benefit varies in any way based on investments in securities. A traditional whole life insurance policy provides permanent lifetime insurance coverage through the payment of scheduled premiums that are guaranteed in amount and payable until the insured's attained age 100. The death benefit is guaranteed to the insured's age 120, as long as the scheduled premiums are paid when due. Failure to pay a scheduled premium results in lapse of the policy unless the premium is paid during the grace period. Premiums paid into the policy are invested by a Company through its general account, but the policy's cash value does not share in the investment experience of the general account. Instead, the Companies guarantee that the cash value will be credited with interest at a minimum rate of 4% per year. Because the policy is a "participating policy," it will also be credited with any annual dividends that are declared by the issuing Company's Board of Directors beginning in the second policy year.

The Advantage Equity Options riders, if elected, are not part of the underlying fixed benefit insurance policy. The cash values and death benefits associated with the riders are completely separate from the cash value and the death benefit provided under the base policy. The death benefit provided by the Advantage Equity Options is based solely on the cash value in the variable investment options and the fixed account option of the Advantage Equity Options. (The fixed account is not available under the base policy.) The Advantage Equity Options riders can be terminated at any time without affecting the base policy values in any way. Under these circumstances, we feel it is appropriate that only the riders be registered, and not the underlying fixed benefit insurance policy. Under Section 3(a)(8) of the Securities Act of 1933, the underlying fixed benefit insurance policy is not a security and should not be registered as such. Although this structure may be unique, we believe it is functionally equivalent to the general or fixed account options available under many variable insurance products. Although the variable contact itself is registered, the general or fixed account option that provides fixed benefits is not registered.

Given that the Advantage Equity Options are policy riders, by their very nature, they cannot exist apart from the underlying base policy. This means that these riders will stay in force at much lower amounts than if they were stand-alone variable life insurance policies. On the other hand, a surrender of the base policy will be treated as a surrender of the Advantage Equity Options. Similarly, if the base policy lapses, the riders, along with all other riders, will lapse as well.

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Susan Nash, Esq.
September 18, 2006
Page 4 of 5

Upon lapse, the Companies do not automatically cancel all benefits under the policy and the Advantage Equity Options and return the remaining cash value to the policy owner. The Companies must instead comply with state non-forfeiture laws, which require that the remaining policy value be applied to provide extended term insurance or a reduced paid-up insurance benefit. The Companies can only pay out the remaining cash value in cash if the policy owner so requests.

State non-forfeiture laws are designed for the protection of policy owners and are intended to prevent the unintentional or forced loss of insurance coverage. The Companies interpret these requirements as applying to the base policy and any riders, including the Advantage Equity Options. Therefore, since the base policy's benefits are frozen upon lapse, the Advantage Equity Options are frozen through a transfer of the riders' cash value to the fixed account option. The Companies will allow an additional period during which the unpaid premium can be submitted in order to restore the policy. If such payment is not received by the 90/th/ day after the initial non-payment of the premium, the Companies will apply the cash value of the base policy and the cash value of the Advantage Equity Options to the non-forfeiture options selected by the policy owner, or in the absence of an election, to the extended term insurance option.

MARKETING PLAN FOR ADVANTAGE EQUITY OPTIONS

The new traditional whole life product, similar to its predecessor L-98, will be marketed to those individuals seeking the guarantees of a fixed benefit life insurance product. A purchaser will have the option of electing either or both Advantage Equity Options. Advantage Equity Additions can only be purchased by using dividends paid on the underlying fixed benefit policy. It cannot be purchased with premiums payments. For policy owners looking for a limited investment in the securities markets without any out-of-pocket cash outlay, Advantage Equity Additions may be appropriate. Advantage Equity Enricher, on the other hand, is purchased with premium payments. For a policy owner looking to invest more than the amount of the policy dividends, while still enjoying the guarantees provided by the underlying fixed benefit policy, Advantage Equity Enricher may be appropriate. A sales load and an expense charge apply to Advantage Equity Enricher, but not to Advantage Equity Additions. The Companies pay compensation to registered representatives only with regard to Advantage Equity Enricher.

If the prospective purchaser is primarily interested in and suited to the features and potential benefits of a variable life insurance policy, there are a number of registered variable life insurance products issued by the Companies and their affiliates from which the purchaser can choose. There would be no reason for a sales representative to offer the new whole life insurance policy and the Advantage Equity Options in lieu of one of these variable insurance products. Furthermore, the Companies' suitability review process would insure that purchasers obtain the type of coverage that is most appropriate for them.

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Susan Nash, Esq.
September 18, 2006
Page 5 of 5

                                     * * *

We hope you find this overview satisfactory. The Companies are anxious to resolve any remaining issues in order to have these registration statements declared effective as soon as possible. Any assistance you and the Staff can provide to the Companies to resolve these issues on an expedited basis would be very much appreciated. If you have any questions or further comments, please call the undersigned at 202.383.0698.

Sincerely,

/s/ Mary E. Thornton
Mary E. Thornton

cc: Joyce M. Pickholz, Esq.
    Robert S. Lamont, Jr., Esq.
    John E. Connolly, Jr., Esq.